205 SOUTH HOOVER BOULEVARD

SUITE 210

TAMPA, FLORIDA 33609

July 18, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C.20549

Attention: Craig Arakawa, Branch Chief

Re:	Odyssey Marine Exploration, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2021 (the “Original Filing”)
Filed March 31, 2022
SEC File No.: 001-31895

Dear Mr. Arakawa:

The purpose of this letter is to respond to the Staff’s comment letter of July 6, 2022 (the “Comment Letter”), to the Company with respect to the above-referenced filing. Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response. The Company is filing an amendment to the filing on Form 10-K/A (the “Amendment”) concurrently herewith.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 2. Properties, page 18

1.

Summary disclosure should include a summary of all properties including material and non-material properties pursuant to Item 1303(a) of Regulation S-K. Please revise to include the required information under Item 1303(b) of Regulation S-K for all properties.

In response to the Staff’s comment, the Company has removed the subheading “Other exploration projects” and the disclosure thereunder from Item 2 of Part I in the Amendment. As noted in the Original Filing, the projects that were referenced therein are in the early exploration stages. The Company does not have all the information required to provide the disclosure required information under Item 1303(b) of Regulation S-K, and the Company cannot obtain the required information without unreasonable expense or delay.

2.

We note your disclosure of mineral resources and that you have filed a technical report as Exhibit 96.1 that has been prepared under Canadian Securities Laws. Please note that there are no provisions under S-K 1300 that permit the substitution of reserves or resources determined under another jurisdiction. Please file a technical report summary pursuant to Item 601(b)(96) of Regulation S-K for resource disclosure on material properties or revise to remove the resource estimate.

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

July 18, 2022

As suggested by the Staff’s comment, the Company has removed the subheading “Phosphorite Resources” and the disclosure thereunder from Item 2 of Part I in the Amendment. The Company has discussed the Staff’s comment with the qualified person who prepared the NI 43-101 report and determined that the Company cannot obtain a report compliant with Item 601(b)(96) of Regulation S-K without unreasonable expense or delay.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 34

3.

In light of the comments below regarding deficiencies in management’s annual report on internal control over financial reporting, please consider whether management’s failure to provide a complete report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report and revise your disclosure as appropriate. If you continue to believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

As noted in the response to the comment below, the Company has added in the Amendment a statement that in making the assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 edition) and management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021. After receiving the Staff’s comment, management reviewed the preparation of the Original Filing and concluded that the omission of the statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting resulted from a transcription error. Based upon this determination, management continues to believe that the Company’s disclosure controls and procedures are effective. Nonetheless, since the filing of the Original Filing, the Company has added resources to its finance and accounting staff and others who are involved in the Company’s reporting, and the Company is confident that a similar omission will not occur in the future.

Index to Consolidated Financial Statements

Management’s Annual Report on Internal Control over Financial Reporting, page 38

4.	Please amend your filing to provide the required disclosures in accordance with Item 308(a)(2) and(3) of Regulation S-K, including:

•	A statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting.

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

July 18, 2022

•

Management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in the registrant’s internal control over financial reporting identified by management. Management is not permitted to conclude that the registrant’s internal control over financial reporting is effective if there are one or more material weaknesses in the registrant’s internal control over financial reporting.

In response to the Staff’s comment, the Company has added in the Amendment a statement that in making the assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 edition) and management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.

* * * * * * *

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (917) 402-4001 should you have any questions regarding this response.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Christopher E. Jones

Christopher E. Jones
Chief Financial Officer

CEJ:icp